Exhibit 99.1

IR-384

FANHUA Announces Share Exchange Transaction Between Certain Shareholders and Puyi Inc.

GUANGZHOU, China, December 27, 2023 (GLOBE NEWSWIRE) -- FANHUA Inc. (“FANHUA” or “the Company”) (Nasdaq: FANH), a leading independent financial services provider in China, today announced that certain of FANHUA’s shareholders (collectively, “FANHUA Participating Shareholders”), entered into share exchange agreements with Puyi Inc. (Nasdaq: PUYI), a leading third party wealth management service provider in China. The FANHUA Participating Shareholders consist of Mr. Yinan Hu, co-chairman of the board of directors and chief executive officer of the Company, certain other executive officers of the Company, certain employees, and certain other shareholders.

Pursuant to the terms of the share exchange agreements, the parties have agreed to pursue a share exchange transaction (the “Transaction”) where the FANHUA Participating Shareholders will exchange an aggregate of 568,226,628 ordinary shares of FANHUA beneficially owned by them for an aggregate of 284,113,314 newly issued ordinary shares of PUYI. The exchange ratio for the Transaction is 2 ordinary shares of FANHUA for every Puyi ordinary share. The Transaction is expected to close on December 29, 2023, subject to customary closing conditions.

As a result of the Transaction, the FANHUA Participating Shareholders will collectively own approximately 76.7% of PUYI’s equity interests, and PUYI will, in turn, own approximately 50.1% of FANHUA’s equity interests. The ultimate beneficial owners of FANHUA will remain unchanged, and FANHUA will continue to carry out its business operations as currently established.

About Puyi Inc.

Established in 2010 and listed on Nasdaq in 2019, Puyi is a comprehensive financial technology service group based on family financial asset allocation. It focuses on providing personalized wealth management services for emerging middle-class and affluent families, comprehensive support services for financial planners, and diversified financial services for institutional clients.

Puyi Fund Sales Co., Ltd., a PRC entity contractually controlled by Puyi, holds licenses for both securities and futures business and fund distribution. Puyi has developed an industry-leading digital technology platform, which supports end-to-end transactions for over 9000 fund products offered by over 110 fund companies nationwide, as well as proprietary portfolios of publicly raised fund products on a dollar-cost averaging basis. Additionally, Puyi offers a comprehensive service ecosystem tailored for high-net-worth clients, including trust consulting services, tax services, legal advisory services, as well as overseas asset allocation and education consulting services.

About FANHUA

Established in 1998, FANHUA is a leading comprehensive financial services provider in China, driven by digital technology and professional expertise, with a focus on delivering family asset allocation services throughout the entire lifecycle for individual clients, while also providing a one-stop support platform for individual agents and sales organizations.

As of September 30, 2023, the Company’s offline sales service network spans 31 provinces in China, comprising 673 sales service outlets, 91,098 agents, and more than 2,215 claims adjustors. Through proprietary technological tools such as “Lan Zhanggui”, “Fanhua Policy Custody System”, and “RONS DOP”, the Company is dedicated to supporting agents in providing convenient services to clients through technological means.

With an integrated online and offline approach, the Company has provided services to more than 12 million individual clients. For the nine months ended September 30, 2023, FANHUA facilitated RMB12.4 billion gross written premiums, with its net revenues reaching RMB2.6 billion, net income attributable to shareholders of RMB307.7 million and total assets of RMB4.0 billion.

IR-384

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will”, “expects”, “believes”, “anticipates”, “intends”, “estimates” and similar statements. Among other things, management’s quotations contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

FANHUA Inc.

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: FANHUA Inc.